Exhibit 99.1


The reported number of shares of Common Stock underlying the Series A Convertible Preferred Stock reflects the initial conversion rate of 1-for-10 (the ratio of the current liquidatin value of the Series A Convertible Preferred Stock of $14.00, to the current conversion price of $1.40) pursuant to the terms of the Series A Convertible Preferred Stock.